# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMC Networks Inc., CIK 0001514991
CUSIP: 00164V103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11 Penn Plaza, New York, New York (NY), 10001
Date of event which requires filing of this statement: 01/31/2025
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 164,454; shared voting power 2,171,161; sole dispositive power 164,454; shared dispositive power 2,171,161; aggregate amount beneficially owned 2,335,615 (6.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,473,797 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 46,299; shared voting power 1,887,969; sole dispositive power 46,299; shared dispositive power 1,887,969; aggregate amount beneficially owned 1,934,268 (5.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,607,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 30,639; shared voting power 1,425,139; sole dispositive power 30,639; shared dispositive power 1,425,139; aggregate amount beneficially owned 1,455,778 (4.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,034,825 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 39,313; shared voting power 6,490,319; sole dispositive power 39,313; shared dispositive power 6,490,319; aggregate amount beneficially owned 6,529,632 (16.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,134,796 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,960; shared voting power 1,747,830; sole dispositive power 56,960; shared dispositive power 1,747,830; aggregate amount beneficially owned 1,804,790 (5.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,776,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 123,675; shared voting power 1,644,105; sole dispositive power 123,675; shared dispositive power 1,644,105; aggregate amount beneficially owned 1,767,780 (5.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,716,628 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and each of the CFD 2021 GC Trusts (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 367; shared voting power 4,247,743; sole dispositive power 367; shared dispositive power 4,247,743; aggregate amount beneficially owned 4,248,110 (11.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 7,238,320 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of certain trusts as described herein (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,810; shared voting power 6,159,303; sole dispositive power 6,810; shared dispositive power 6,159,303; aggregate amount beneficially owned 6,166,113 (15.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,333,364 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as Trustee of certain trusts described herein (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,139,749; shared voting power 2,039,556; sole dispositive power 1,139,749; shared dispositive power 2,039,556; aggregate amount beneficially owned 3,179,305 (9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 8,665,380 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Matthew J. Dolan, as a Trustee of certain trusts described herein (CIK 0000933023): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,137; shared voting power 1,905,510; sole dispositive power 3,137; shared dispositive power 1,905,510; aggregate amount beneficially owned 1,908,647 (5.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,666,648 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Brian G. Sweeney, as a Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust (CIK 0001320298): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 279,645; shared voting power 1,488,135; sole dispositive power 279,645; shared dispositive power 1,488,135; aggregate amount beneficially owned 1,767,780 (5.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,716,628 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Brian G. Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kristin A. Dolan, as the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan (CIK 0001480991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 316,003; shared voting power 2,019,612; sole dispositive power 316,003; shared dispositive power 2,019,612; aggregate amount beneficially owned 2,335,615 (6.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 9,473,797 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kristin A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust (CIK 0001723920): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,048,307; shared voting power 0; sole dispositive power 1,048,307; shared dispositive power 0; aggregate amount beneficially owned 1,048,307 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,611,279 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 966,844; shared voting power 0; sole dispositive power 966,844; shared dispositive power 0; aggregate amount beneficially owned 966,844 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 966,844; shared voting power 0; sole dispositive power 966,844; shared dispositive power 0; aggregate amount beneficially owned 966,844 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Patrick F. Dolan (CIK 0001505847): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 886,015; shared voting power 0; sole dispositive power 886,015; shared dispositive power 0; aggregate amount beneficially owned 886,015 (2.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,598,393 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 966,845; shared voting power 0; sole dispositive power 966,845; shared dispositive power 0; aggregate amount beneficially owned 966,845 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 938,666; shared voting power 0; sole dispositive power 938,666; shared dispositive power 0; aggregate amount beneficially owned 938,666 (2.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,593,606 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 918,981; shared voting power 0; sole dispositive power 918,981; shared dispositive power 0; aggregate amount beneficially owned 918,981 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 887,064; shared voting power 0; sole dispositive power 887,064; shared dispositive power 0; aggregate amount beneficially owned 887,064 (2.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,597,344 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 921,125; shared voting power 0; sole dispositive power 921,125; shared dispositive power 0; aggregate amount beneficially owned 921,125 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 10,563,283 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (CIK 0001505855): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 61,790; shared voting power 0; sole dispositive power 61,790; shared dispositive power 0; aggregate amount beneficially owned 61,790 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,422,618 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 370,862; shared voting power 0; sole dispositive power 370,862; shared dispositive power 0; aggregate amount beneficially owned 370,862 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,113,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 433,862; shared voting power 0; sole dispositive power 433,862; shared dispositive power 0; aggregate amount beneficially owned 433,862 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,050,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 70,177; shared voting power 0; sole dispositive power 70,177; shared dispositive power 0; aggregate amount beneficially owned 70,177 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,414,231 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,156; shared voting power 0; sole dispositive power 15,156; shared dispositive power 0; aggregate amount beneficially owned 15,156 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,156; shared voting power 0; sole dispositive power 15,156; shared dispositive power 0; aggregate amount beneficially owned 15,156 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan (CIK 0001513347): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 375,302; shared voting power 0; sole dispositive power 375,302; shared dispositive power 0; aggregate amount beneficially owned 375,302 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (CIK 0001513359): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 375,302; shared voting power 0; sole dispositive power 375,302; shared dispositive power 0; aggregate amount beneficially owned 375,302 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney (CIK 0001513444): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 375,302; shared voting power 0; sole dispositive power 375,302; shared dispositive power 0; aggregate amount beneficially owned 375,302 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 99,960; shared voting power 0; sole dispositive power 99,960; shared dispositive power 0; aggregate amount beneficially owned 99,960 (0.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney 2012 Descendants Trust (CIK 0001564759): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 279,645; shared voting power 0; sole dispositive power 279,645; shared dispositive power 0; aggregate amount beneficially owned 279,645 (0.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,204,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Deborah A. Dolan-Sweeney 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust (CIK 0001564760): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 99,960; shared voting power 0; sole dispositive power 99,960; shared dispositive power 0; aggregate amount beneficially owned 99,960 (0.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan 2012 Descendants Trust (CIK 0001565036): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 102,032; shared voting power 0; sole dispositive power 102,032; shared dispositive power 0; aggregate amount beneficially owned 102,032 (0.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,382,376 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Patrick F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Aidan Dolan (CIK 0001584566): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,030; shared voting power 0; sole dispositive power 17,030; shared dispositive power 0; aggregate amount beneficially owned 17,030 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Aidan Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Quentin Dolan (CIK 0001584570): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,030; shared voting power 0; sole dispositive power 17,030; shared dispositive power 0; aggregate amount beneficially owned 17,030 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Quentin Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Kevyn A. Dolan (CIK 0001871757): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 187,651; shared voting power 0; sole dispositive power 187,651; shared dispositive power 0; aggregate amount beneficially owned 187,651 (0.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,296,757 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Kevyn A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Tara E. Dolan (CIK 0001871662): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 187,651; shared voting power 0; sole dispositive power 187,651; shared dispositive power 0; aggregate amount beneficially owned 187,651 (0.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 11,296,757 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Tara E. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: AMC Networks Inc.
Address of issuer's principal executive offices: 11 Penn Plaza, New York, New York (NY), 10001
Comment:
This Amendment No. 15 to Schedule 13D ("Amendment No. 15") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of AMC Networks Inc. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to, among other things, report changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of the matters described in Item 4.

The Schedule 13D filed by the original Reporting Persons on June 30, 2011, as amended and supplemented by Amendment No. 1 filed on September 16, 2011, Amendment No. 2 filed on November 18, 2011, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on December 26, 2012, Amendment No. 5 filed on June 27, 2013, Amendment No. 6 filed on August 22, 2013, Amendment No. 7 filed on October 2, 2015, Amendment No. 8 filed on December 23, 2016, Amendment No. 9 filed on December 26, 2017, Amendment No. 10 filed on December 10, 2018, Amendment No. 11 filed on September 24, 2019 and Amendment No. 12 filed on October 30, 2020, Amendment No. 13 filed on January 3, 2024 and Amendment No. 14 filed on December 31, 2024, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 15.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust; the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust"); the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the Patrick F. Dolan 2012 Descendants Trust; the CFD 2010 Grandchildren Trust FBO Aidan Dolan; the CFD 2010 Grandchildren Trust FBO Quentin Dolan; the CFD 2021 GC Trust FBO Kevyn A. Dolan; and the CFD 2021 GC Trust FBO Tara E. Dolan. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust"), the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, and the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (collectively, the "CFD 2010 Grandchildren Trusts" and individually, a "2010 Grandchildren Trust") and the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan (collectively, the "CFD 2021 GC Trusts" and individually, a "CFD 2021 GC Trust"); Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and each of the CFD 2021 GC Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust and as sole Trustee of the CFD 2009 Trust; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Brian G. Sweeney, as a Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust and Kristin A. Dolan, as the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

On January 31, 2025, Brian G. Sweeney ceased to serve as the trustee of the CFD 2009 Trust and Paul J. Dolan was appointed the trustee of the CFD 2009 Trust. Accordingly, Brian G. Sweeney and his spouse, Deborah A. Dolan-Sweeney, are no longer deemed to beneficially own the shares of Common Stock owned of record by the CFD 2009 Trust. Further, Paul J. Dolan may be deemed to beneficially own the shares of Common Stock owned of record by the CFD 2009 Trust. Paul J. Dolan disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of February 3, 2025, the Group Members may be deemed to beneficially own an aggregate of 12,581,156 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,096,748 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as director) and (ii) 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 28.5% of the total shares of the Issuer's common stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 117,577 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 32,636,371 outstanding shares of Class A Common Stock as of December 31, 2024, based on information provided by the Issuer.

The information contained in Item 4 of this Amendment No. 15 is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 15, which are incorporated by reference and provide updated information about the Reporting Persons' beneficial ownership as of February 3, 2025.

See Exhibit A for additional information regarding the Reporting Persons that are Trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: There were no transactions in the Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 14 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by replacing Exhibit A and adding Exhibit B.16 and Exhibit C.13 in appropriate numerical order as follows:

Exhibit A: Amended and Restated Trust and Beneficiary List

Exhibit B.16: Joint Filing Agreement, dated February 4, 2025

Exhibit C.13: Power of Attorney for Charles F. Dolan 2009 Revocable Trust

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (02/04/2025)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (02/04/2025)
- Patrick F. Dolan: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (02/04/2025)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and each of the CFD 2021 GC Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Mary S. Dolan, as a Trustee of certain trusts as described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Paul J. Dolan, as Trustee of certain trusts described herein: Paul J. Dolan, Paul J. Dolan (02/04/2025)
- Matthew J. Dolan, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Brian G. Sweeney, as a Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney (02/04/2025)
- Kristin A. Dolan, as the Trustee of the CFD 2010 Grandchildren Trust FBO Aidan Dolan and the CFD 2010 Grandchildren Trust FBO Quentin Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Charles F. Dolan 2009 Revocable Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Deborah A. Dolan-Sweeney 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney/Trustee (02/04/2025)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Richard Baccari, Trustee (02/04/2025)
- Patrick F. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Deborah A. Dolan-Sweeney, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Aidan Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kristin A. Dolan, Trustee (02/04/2025)
- CFD 2010 Grandchildren Trust FBO Quentin Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kristin A. Dolan, Trustee (02/04/2025)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)